May 12, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	G III Apparel Group, Ltd.

Form 10-K for the Fiscal Year Ended January 31, 2014

Filed March 31, 2014

File No. 000-18183

Ladies and Gentlemen:

Set forth below are the responses of G III Apparel Group, Ltd. (the “Company,” “we” or “our”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter dated April 15, 2014, in connection with the Company’s Form 10-K for the fiscal year ended January 31, 2014, filed with the Commission on March 31, 2014. It should be read in conjunction with our letter dated February 24, 2014 responding to the Staff’s comment letter dated January 28, 2014 and our letter dated March 28 responding to the Staff’s comment letter dated March 5, 2014. For convenience of reference, we have recited the Staff’s comments in bold face type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2014

Notes to Consolidated Financial Statements, page F-8

Note D – Acquisitions and Intangibles, page F-13

1.	Please expand your disclosure to include the requirements of FASB ASC 805-10-50-2(h), or tell us why no additional disclosure is necessary.

Response:

We are pleased to provide the Staff with additional explanations with respect to disclosures related to G.H. Bass in our Form 10-K for the fiscal year ended January 31, 2014.

ASC 805 - Business Combinations requires certain disclosures for individually material business combinations or for individually immaterial business combinations that are collectively material. More specifically, paragraph 805-10-50-2(h) requires a public entity to disclose revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period and certain pro forma information for business combinations that occurred in the current reporting period. However, the guidance pursuant to ASC 805 – Business Combinations does not provide any specific indication as to what is considered material.

As G.H. Bass was not operated as a standalone company prior to our asset acquisition, we used historical data provided by the seller to determine the most recent fiscal year results for G.H. Bass, which, at the time of acquisition, was as of and for the fiscal year ended February 3, 2013 (seller’s fiscal year) and compared them to G III’s balance sheet and income statement as of and for the fiscal year ended January 31, 2013 (in each case, for seller and G III, “fiscal 2013”), which were the most recent annual audited financial statements of G III filed with the SEC at the time of the acquisition. As of the end of fiscal 2013, the total assets of G.H. Bass were equal to 9.6% of G-III’s total assets and G-III’s investment in G.H. Bass (represented by our purchase price for the assets of Bass) was equal to 6.9% of G III’s total assets.

With respect to the income test, the seller did not provide us with financial statements that included a measure of net income. As a result, we considered the following:

•	The earnings from continuing operations before interest and income taxes (“EBIT”) of G.H. Bass as a percentage of EBIT of G III for the most recent fiscal year (i.e. fiscal 2013).

•	The net assets of G.H. Bass as a percentage of total shareholders’ equity of G III as of the end of the most recent fiscal year.

For fiscal 2013, we noted that G.H. Bass’s EBIT represented 4.6% of G-III’s EBIT and G.H. Bass’s net assets represented 10.1% of G III’s net assets. We considered these amounts in connection with the materiality thresholds contained in Regulation S-X Rule 3-05, which requires disclosure for acquisitions exceeding a 20% threshold.

Additionally, on page 45 and page F-3 of our Form 10-K filed on March 31, 2014, there is disclosure that G.H. Bass’s net sales from the date of acquisition through January 31, 2014 were 3.6% of our net sales and that the assets of G.H. Bass represented 5.3% of our consolidated assets at January 31, 2014. Subsequent to our acquisition of G.H. Bass, we have been integrating the G.H. Bass business with our Wilsons business and increasing corporate expenses to provide for the integration of this business. Accordingly, an exact figure for the loss incurred by the G.H. Bass business would require certain allocations of these and other shared corporate expenses. Given the historical results of G.H. Bass and its results since the date of our acquisition, with or without any allocation of shared expenses, we concluded that the loss from operations of the acquired business for this period was not material and no additional disclosures were required.

Based on these factors, including the disclosures made on pages 45 and F-3 of our Form 10-K filed on March 31, 2014, we determined that no additional financial disclosures related to G.H. Bass were required. Furthermore, we do not provide our shareholders with any other information relating to G.H. Bass (i.e. specific earnings guidance or non GAAP measures) that would require additional disclosures other than the one already disclosed in our Form 10-K filed on March 31, 2014.

2.	We note from your response to our prior comment 1 that you tested the goodwill related to the Vilebrequin reporting unit for impairment both at January 31, 2013 and January 31, 2014. Please tell us whether the fair value of the reporting unit was substantially in excess of the reporting unit’s carrying value. To the extent it was not, please provide us with the following:
•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions including specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and,
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Also, please confirm that for future periods in which the fair value of the reporting is not substantially in excess of the carrying value you will expand your Critical Accounting Policy disclosures within your Management’s Discussion and Analysis to address the aforementioned bullet points.

Response:

The goodwill assigned to the Vilebrequin reporting unit, after the finalization of the purchase price allocation in the quarter ended July 31, 2013, was approximately $27 million. Goodwill impairment tests were performed on the Vilebrequin reporting unit as of January 31, 2013 and January 31, 2014.

At January 31, 2013, pursuant to ASC 350-20-35-18A, we performed a qualitative assessment of the impairment related to the goodwill recorded for the Vilebrequin reporting unit. In order to qualitatively assess whether an impairment of goodwill had occurred, we compared Vilebrequin’s performance for the approximately five month period from the acquisition date to the end of Vilebrequin’s fiscal year to the initial forecasted results for this reporting unit and noted that they were consistent. (Vilebrequin reports on a calendar year basis rather than on the January 31 fiscal year basis used by G-III.) In addition, given the fact that the acquisition was fairly recent, the goodwill measurement period was not over and none of the criteria listed by ASC 350-20-35-18B (cost factor, financial performance, legal environment, intrinsic factors and macroeconomics conditions) wore a significant concern for the future operations of the Vilebrequin reporting unit, we believed that using a qualitative approach for the purpose of assessing Vilebrequin’s goodwill impairment at January 31, 2013 was reasonable and that no impairment was evident.

At January 31, 2014, the result of our impairment testing indicated that the fair value of the reporting unit was substantially in excess of its carrying value. We understand that the notion of fair value being “substantially” in excess of the carrying value is judgmental. However, the facts and circumstances around the methods and assumptions used for the Vilebrequin reporting unit impairment testing lead us to believe that the goodwill recorded in this reporting unit was not at risk of failing step one of the impairment test, as the fair value exceeded the carrying value by 16.5%. As a result, in accordance with Section 9510.4 of the Division of Corporation Finance Financial Reporting Manual (the “Reporting Manual”), we did not provide any of the disclosures set forth in Section 9510.3 of the Reporting Manual.

In order to estimate the reporting unit’s fair value we used a weighting of fair values derived from the income approach and from the market approach. Under the income approach, we calculated the fair value of the reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on Management’s estimates of revenue growth rates and EBIT. These projections were developed based on the reporting unit’s specific facts, as well as industry projections for the countries in which the reporting unit operates. The discount rate used, based on the average cost of capital, was 14.5%. The discount rate was determined by the cost of equity and debt of G III and the weighting of these rates were based on the capital structures of market participants. The other key inputs used to calculate the present value of estimated future cash flows were G III’s terminal growth rate of 3.0% and a working capital rate of 15.0% of the change in revenues based on market participants.

The market approach estimates fair value using a market multiple of revenue and earnings derived from comparable companies with similar operating and investment characteristics as the reporting unit. A key assumption used for the market approach was an Enterprise Value to Revenue multiple of 2.5 times. In selecting an appropriate multiple, we considered the performance of the reporting unit as compared to guideline companies. The average Enterprise Value to Revenue multiple for the guideline companies in the luxury segment was 2.6 times and the median was 2.7 times. We would have disclosed our valuation inputs in the Management’s Discussion and Analysis section of our Form 10-K for the fiscal year ended January 31, 2014, if we had been required to make such disclosures under Section 9510 of the Reporting Manual.

We confirm to the Staff that in future filings, as required by Section 9510 of the Reporting Manual, we will provide the disclosures set forth in Section 9510.3 of the Reporting Manual in our Management Discussion and Analysis if one of our reporting units is at risk of failing step one of the impairment test as defined in ASC 350 – Goodwill and other.

Note K – Segments, page F-22

3.	We have reviewed the CODM reporting package provided with your response to our prior comment 2 .
•	Your current and February 24, 2014 responses appear to indicate that not all of this data is used by your CODM for allocating resources and assessing performance of the components. Please tell us the information that is utilized and for what purpose.
•	Please tell us the level at which your CODM allocates resources and assesses performance. If the resources are allocated at the segment reporting level, please tell us how the resources are allocated to the product lines.
•	Please tell us who within the organizational structure allocates resources and assesses performance at the next level below your CODM (i.e. how many managers are in the next tier, how they are grouped/organized, and what is the scope of their decision making).

Response:

In our response dated March 28, 2014, we indicated that the CODM only uses parts of the information that is provided to him. The CODM is primarily using the information from the reporting package found in the “Consolidated” section, certain information found in the “Segment” section and selective schedules found in the “Other” section. Please refer to Appendix 1 to this letter for a detailed list of schedules used by the CODM while performing his review of the monthly reporting package. The CODM uses this information to assess the Company’s performance and to make investment decisions. As explained in our previous responses to the Staff, our CODM allocates resources and assesses performance at the operating segment level. Company resources are primarily allocated to goals and objectives within three separate areas: expanding our portfolio of brands by buying brands and/or licensing brands, opening new stores for our retail operating segment and running operations. However, the process used to allocate resources is different depending on whether the Company is planning to expand its portfolio or is running its operations.

The decision to allocate resources for acquiring new brands and entering into new license agreements is clearly driven by the CODM. Many of these decisions are opportunity based. G III is widely recognized in the marketplace as both a business acquirer and licensee for a number of well-known apparel and accessories companies. Business owners, private equity funds and other sellers seek G III as a candidate to acquire their businesses. Brand owners seek G III’s expertise to design and source product categories for which they do not have expertise.

Our growth strategy consists of becoming a diversified apparel company and brand owner and, as such, our CODM make these decisions at the operating segment level. One of the key issues addressed by our CODM is to determine whether we should invest in an asset that we will own or enter into an arrangement (through a license agreement) to license an asset owned by a third party. We believe it is important to emphasize this, which is why we have both a licensed and non-licensed segment. We think it is important for users of our financial statements to understand that owning a brand or acting as a licensee are two different ways to operate a similar apparel product line and the financial implications of each in terms of investment, product risk and operation are different. Furthermore, acquiring a new brand or entering into a new license agreement often results in the addition of a new product line or lines for internal tracking purposes, which is one level below the operating segment?

Unlike acquiring a new brand or entering into a new license agreement, allocating resources to open new stores and run ongoing wholesale operations is a more collaborative process. It is an approach initiated by the CODM and primarily budget driven. Budgeting involves several levels of management including the Company’s executive management, group managers and product line managers. Groups are organizational entities that do not necessarily follow the Company’s segment structure. One group may consist of licensed and non-licensed product lines. Groups have evolved in large part as a result of the Company’s historic growth pattern. These groups have been created as a result of acquired businesses or the addition of a significant license. G III Apparel is currently subdivided into eight groups: G III Core, Marvin Richards/Calvin Klein, Winlit, Jessica Howard, Andrew Marc, Kensie, Wilsons and Vilebrequin.

Product lines also may move between groups with regular operational realignments (i.e. due to strong customer relationships one group manager may have in a market the Company plans to penetrate for certain product lines). Please refer to Appendix 2 to this letter for a more detailed organizational chart of the Company. Group managers monitor the daily operations of each product line under their supervision. Inventory purchases, hiring, travel, sample line development and marketing decisions are made by these individuals with a selective oversight from the CODM. Warehousing, accounting and credit functions are generally centralized and controlled by the COO and the CFO, again with selective oversight from the CODM. By selective oversight, we mean that the CODM is involved in the decision process for significant financial transactions or situations in which the Company’s image or the organization may be impacted. Group managers and product line managers create and review the first draft budget for their respective divisions. There are several rounds of review involving, product line managers, group managers and executive officers before the sales budget is finalized. The resources to be allocated to each product line, such as inventory to be purchased, labor expenses, marketing expenses and capital expenditures are determined based on the final approved budget. Once the budget for each product line is set, the role of group managers and product line managers is to monitor the operations of their respective divisions and identify and address any departures from the initial budget.

The Company confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions regarding the foregoing, please do not hesitate to call or e-mail Neal S. Nackman at (212) 403-0654 or nealn@g-iii.com.

Very truly yours,

/s/ Neal S. Nackman
Neal S. Nackman
Chief Financial Officer

cc:	James Giugliano, Securities and Exchange Commission
Angela Halac, Securities and Exchange Commission
Neil Gold, Esq., Fulbright & Jaworski LLP
Manuel G. Rivera, Esq., Fulbright & Jaworski LLP

Appendix 1: Reporting package pages used by the CODM.

Page number (as indexed in ou March 28th letter)	Schedule title	Sections
Page G-III-8	QTD P&L against forecast	Consolidated
Page G-III-9	Consolidated Comparative BS	Consolidated
Page G-III-10	Consolidated Comparative P&L December	Consolidated
Page G-III-11	Wholesale Comparative P&L December	Segment
Page G-III-12	Retail Comparative P&L December	Segment
Page G-III-13	Retail Detailed Comparative P&L December (AMRG vs GT Fashion)	Other - Detail Division
Page G-III-14	VBQ Comparative P&L December	Other - Detail Division
Page G-III-15	Consolidated Comparative Bank Forecast P&L December	Consolidated
Page G-III-19	Consolidated Comparative P&L YTD	Consolidated
Page G-III-20	Wholesale Comparative P&L YTD	Segment
Page G-III-21	Retail Comparative P&L YTD	Segment
Page G-III-22	Retail Detailed Comparative P&L YTD (AMRG vs GT Fashion)	Other - Detail Division
Page G-III-23	VBQ Comparative P&L YTD	Other - Detail Division
Page G-III-24	Consolidated Comparative Bank Forecast P&L YTD	Consolidated
Page G-III-28	Debt Covenant	Other - Debt Convenant
Page G-III-29	Gross profit by segment December	Segment
Page G-III-31	Gross profit by segment YTD	Segment
Page G-III-33	Operating profit by segment December	Segment
Page G-III-35	Operating profit by segment YTD	Segment
Page G-III-40	Consolidated SG&A YTD	Consolidated
Page G-III-41	Consolidated SG&A YTD	Consolidated
Page G-III-42	Licensed SG&A YTD	Segment
Page G-III-43	Licensed SG&A YTD	Segment
Page G-IN-44	Non-Licensed SG&A YTD	Segment
Page G-III-45	Non-Licensed SG&A YTD	Segment
Page G-III-46	Retail SG&A YTD	Segment
Page G-III-47	Retail SG&A YTD	Segment
Page G-III-48	Wholesale SG&A YTD	Segment
Page G-III-49	Wholesale SG&A YTD	Segment

Appendix 2: G III Organizational Chart.

# G III Apparel Group

CEO: Morris Goldfarb

| Group | License Segment<br>***Product Lines:*** | Non-License Segment<br>***Product Lines:*** | Retail Segment<br>***Product Lines:*** |
|---|---|---|---|
| Group G III Core<br>*Managers: Wayne S. Miller*<br>*Deborah Gaertner*<br>*Ron Finestone*<br>*Brian Moorstein* | -Dockers<br>-Levi's<br>-Jones Women<br>-Kenneth Cole Men<br>-Kenneth Cole Women<br>-Cole Haan Men<br>-Cole Haan Women<br>-Nine West<br>-Tommy Men<br>-Sport Licensing | -Children Outerwear<br>-Wilsons Private Label<br>-Women Colebrook<br>-Men Colebrook<br>-G-III China | |
| Group CK/Marvin Richards<br>*Manager: Sammy Aaron* | -CK Accessories<br>-CK Dress<br>-CK Handbag<br>-CK Sportswear<br>-CK Luggage<br>-CK Men outerwear<br>-CK Women<br>-CK Women suit<br>-CK Performance<br>-CK Canada<br>-Ivanka Trump dress<br>-Ivanka Trump sportswear<br>-Tommy Hilfiger luggage<br>-Vicky Tiel | -Andrew Marc handbag<br>-Andrew Marc performance<br>-Marvin Richards<br>-Private Label | |
| Group Winlit<br>*Manager: David Winn* | -Guess Men<br>-Guess Women<br>-Guess dresses<br>-Jessica Simpson outerwear<br>-Vince Camuto mens<br>-Ellen Tracy Outerwear<br>-Ellen Tracy dresses<br>-Sean John men | -Winlit Women<br>-Winlit Men<br>-Black rivets | |
| Group Jessica Howard<br>*Manager: Wayne S. Miller* | -Jessica Simpson dresses<br>-Vince Camuto dresses | -Jessica Howard<br>-Eliza J<br>-Coldwater creek | |
| Group Andrew Marc<br>*Manager: Steven Budd* | | -Andrew Marc Men<br>-Marc NY Men<br>-Andrew Marc Women<br>-Marc NY Men<br>-Andrew Marc dress<br>-Marc Moto<br>-AM Royalties | |
| Group Kensie<br>*Manager: Eric Karls* | -Kensie | | |
| Group Wilsons<br>*Manager: Bill Hutchinson* | | | -Wilsons Leather<br>-G.H. Bass<br>-Andrew Marc retail |
| Group Vilebrequin<br>*Manager: Roland Herlory* | | | -Vilebrequin |